Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 10, 2013

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, DC 20549

Attention: Pamela A. Long

Re:	Plastec Technologies, Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed May 15, 2013
Response Date: May 23, 2013
File No. 333-185212

Dear Ms. Long:

On behalf of Plastec Technologies, Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 11, 2013, relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form F-1/A filed May 15, 2013

Risk Factors, page 5

1.	We appreciate your response to comment 1 in your letter date May 28, 2013, and have some additional questions. For each balance sheet line item, please provide us with an analysis of the amounts excluded from your calculation of restricted net assets and explain their nature and why they do not qualify as restricted net assets. For example, we note the vast majority of your property, plant and equipment has not been included in calculating restricted net assets, while almost all of your plants are located in the PRC. In addition, as requested in our prior comment, please clarify that each of these assets may be transferred to the parent in the form of loans, dividends, etc., without a third party’s consent.

Securities and Exchange Commission

July 10, 2013

Attached hereto as Exhibit A is a tabulated summary of the Company’s group assets by locations along with an explanation of the amounts included and excluded from its restricted net assets calculation to date as requested.

Upon further reflection of the Staff’s comment, the Company has determined to include condensed parent only financial statements of the Company in the Registration Statement. We therefore have revised the disclosure in the Registration Statement accordingly.

*****

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Ho Leung Ning

Securities and Exchange Commission

July 10, 2013

EXHIBIT A

For the year ended April 30, 2012

	Consolidated	Restricted	Non-restricted (Assets and Liabilities owned by Non-PRC subsidiaries)
	HK$’000	HK$’000	Classification by physical location:-
		<A>	<B>		   	   		<D>
			Located in PRC	Reasons for not included in Restricted Net Assets	Location in HK	Located in Macau	Reasons for not included in Restricted Net Assets	Located in Thailand	Reasons for not included in Restricted Net Assets
Current Assets
Cash and cash equivalents	199,818	30,923	-		160,103	7,970	No such restriction for these assets	822	No distributable net assets
Trade receivables	282,869	10,663	-		271,886	320	No such restriction for these assets	-
Inventories	128,387	1,655	126,732	Raw materials were imported by our non-PRC subsidiaries (more precisely, the foreign parties under the processing arrangements/import processing arrangements) to PRC processing factories/wholly owned foreign enterprises for manufacturing purposes under processing/import processing arrangements for export sales. The ownership of these raw materials and work-in-process/finished goods subsequently produced remained as assets of our non-PRC subsidiaries. After deliveries to our customers, these became sales of the non-PRC susbsidiaries and thus their account receivables. Customers settled these account receivables directly in Hong Kong with the non-PRC subsidiaries. We have therefore regarded these as non-restricted assets, as account receivables were booked and settled in Hong Kong directly.	-	-		-
Deposits, prepayment and other receivables	20,514	2,385	1,503	Current portion of prepaid lease payments with the underlying leases in PRC. Please refer to below "Prepaid lease payments".	14,251	55	No such restriction for these assets	2,320	No distributable net assets
Amounts due from immediate holding company	-	23,887			(23,887)
Property, plant and equipment	524,137	58,481	465,653	Our non-PRC susbsidaries (more precisely, the foreign parties under the processing arrangements) had to provide plant and machineries for use of and by processing factories, according to the processing arrangements. Whilst these plant and machineries were located in the processing factories physically, their ownerships had all along been vested with our non-PRC subsidiaries. There were no legal impediments, as far as we have ascertained from our PRC attorneys, restricting their transfers to the parent after properly completing all the formalities and procedures. It is on this basis that we have considered such category of assets to be non-restricted assets.	-	3	No such restriction for these assets	-
Prepaid lease payments	24,753	988	23,765	Non-current portion of prepaid lease payments with the underlying leases in PRC were assets of our non-PRC subsidiary of which we have considered them to be in the non-restricted assets category.	-	-		-
Other assets	12,813	-	-		12,813	-	No such restriction for these assets	-
Intangible assets	438	-	438	Intangible assets of our non-PRC subsidiary. We have considered them to be non-restricted assets.	-	-		-

Total assets	1,193,729	128,982	618,091		435,167	8,348		3,142

Current liabilities
Borrowings	(156,866)	-	-		(156,866)	-	No such restriction for these assets	-
Short term finance lease obligations	(303)	-	-		(303)	-	No such restriction for these assets	-
Trade payables	(121,964)	(2,836)	-		(118,262)	(866)	No such restriction for these assets	-
Other payables and accruals	(115,109)	(5,591)	-		(104,017)	(5,465)	No such restriction for these assets	(36)	No distributable net assets
Tax payable	(72,936)	(4,256)	-		(56,391)	(12,289)	No such restriction for these assets	-
Deferred tax liabilities	(14,504)	-	-		(14,504)	-	No such restriction for these assets	-

Total liabilities	(481,682)	(12,683)	0		(450,344)	(18,620)		(36)

Net assets	712,047	116,299	618,091		(15,177)	(10,272)		3,106

NOTE:

<A>	Assumptions to include the items for Restricted Net Assets:
All cash and bank balances in the PRC;
Trade receivables, inventories, deposits, prepayments and other receivables, and amounts due from immediate holding company (which were trading in nature and not loans nor advances) booked in the Company’s PRC subsidiaries;
Property, plant and equipment owned by the Company’s PRC subsidiaries which were located in the PRC;
Prepaid lease payments in the PRC;
Trade payables, other payables and accruals booked in the Company’s PRC subsidiaries; and
Tax payables and deferred tax liabilities in the Company’s PRC subsidiaries.

<B>	These were assets owned by non-PRC subsidiaries but physically located in the PRC

   	No such restriction in HK and Macau

<D>	Our Thailand subsidiary was in pilot run and loss making, no net assets be distributable as at balance sheet date

For 8-month ended December 31, 2012

	Consolidated	Restricted	Non-restricted (Assets and Liabilities owned by Non-PRC subsidiaries)
	HK$’000	HK$’000	Classification by physical location:-
		<A>	<B>		   	   		<D>		<E>
			Located in PRC	Reasons for not included in Restricted Net Assets	Location in HK	Located in Macau	Reasons for not included in Restricted Net Assets	Located in Thailand	Reasons for not included in Restricted Net Assets	Located in US
Current Assets
Cash and cash equivalents	309,862	61,012			204,471	28,565	No such restriction for these assets	14,103	No distributable net assets	1,711
Trade receivables	257,299	23,602			222,972	10,621	No such restriction for these assets	104	No distributable net assets	-
Inventories	97,467	59,636	37,135	Raw materials were imported by our non-PRC subsidiaries (more precisely, the foreign parties under the processing arrangements/import processing arrangements) to PRC processing factories/wholly owned foreign enterprises for manufacturing purposes under processing/import processing arrangements for export sales. The ownership of these raw materials and work-in-process/finished goods subsequently produced remained as assets of our non-PRC subsidiaries. After deliveries to our customers, these became sales of the non-PRC susbsidiaries and thus their account receivables. Customers settled these account receivables directly in Hong Kong with the non-PRC subsidiaries. We have therefore regarded these as non-restricted assets, as account receivables were booked and settled in Hong Kong directly.	-	-		696	No distributable net assets
Deposits, prepayment and other receivables	35,471	2,796	1,527	Current portion of prepaid lease payments with the underlying leases in PRC. Please refer to below "Prepaid lease payments".	28,792	26	No such restriction for these assets	2,330	No distributable net assets
Amounts due from immediate holding company	-	2,519			(2,519)
Property, plant and equipment	440,383	88,774	340,771	Our non-PRC susbsidaries (more precisely, the foreign parties under the processing arrangements) had to provide plant and machineries for use of and by processing factories, according to the processing arrangements. Whilst these plant and machineries were located in the processing factories physically, their ownerships had all along been vested with our non-PRC subsidiaries. There were no legal impediments, as far as we have ascertained from our PRC attorneys, restricting their transfers to the parent after properly completing all the formalities and procedures. It is on this basis that we have considered such category of assets to be non-restricted assets.	663	13	No such restriction for these assets	10,162	No distributable net assets
Prepaid lease payments	23,719	972	22,747	Non-current portion of prepaid lease payments with the underlying leases in PRC were assets of our non-PRC subsidiary of which we have considered them to be in the non-restricted assets category.	-	-		-
Other assets	14,503	-			14,503	-	No such restriction for these assets	-
Intangible assets	438	-	438	Intangible assets of our non-PRC subsidiary. We have considered them to be non-restricted assets.	-	-		-

Total assets	1,179,142	239,311	402,617		468,882	39,225		27,395		1,711

Current liabilities
Borrowings	(96,892)	-			(96,892)	-	No such restriction for these assets	-
Trade payables	(151,436)	(39,925)			(101,329)	(10,182)	No such restriction for these assets	-
Other payables and accruals	(115,715)	(19,188)			(86,287)	(10,196)	No such restriction for these assets	(44)	No distributable net assets
Tax payable	(25,225)	(8,033)			(4,903)	(12,289)	No such restriction for these assets	-
Deferred tax (liabilities)/assets	(11,629)	2,732			(14,361)	-	No such restriction for these assets	-

Total liabilities	(400,897)	(64,414)	0		(303,772)	(32,667)		(44)		0

Net assets	778,245	174,897	402,617		165,110	6,558		27,351		1,711

NOTE:

<A>	Assumptions to include the items for Restricted Net Assets:
All cash and bank balances in the PRC;
Trade receivables, inventories, deposits, prepayments and other receivables, and amounts due from immediate holding company (which were trading in nature and not loans nor advances) booked in the Company’s PRC subsidiaries;
Property, plant and equipment owned by the Company’s PRC subsidiaries which were located in the PRC;
Prepaid lease payments in the PRC;
Trade payables, other payables and accruals booked in the Company’s PRC subsidiaries; and
Tax payables and deferred tax liabilities in the Company’s PRC subsidiaries.

<B>	These were assets owned by non-PRC subsidiaries but physically located in the PRC

   	No such restriction in HK and Macau

<D>	Our Thailand subsidiaries were in pilot run and loss making, no net assets be distributable as at balance sheet date

<E>	Parent's assets in US